EXHIBIT 99.1

POET Technologies Reports First Quarter 2023 Financial Results

TORONTO, May 15, 2023 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today reported its audited consolidated financial results for the first quarter ended March 31, 2023. The Company’s financial results as well as the Management Discussion and Analysis have been filed on SEDAR. All financial figures are in United States dollars (“USD”) unless otherwise indicated.

Business Highlights Since 4Q’22 Reported on March 31, 2023:

  Released “POET Infinity™”, a chiplet-based transmitter platform for 400G, 800G and 1.6T pluggable transceivers and co-packaged optics solutions.
  Released “POET Starlight™”, a packaged light source solution for AI applications.
  Announced an agreement with Celestial AI, creators of the Photonic Fabric™, for development and production of POET Starlight packaged light sources and received an advanced purchase order for initial production units.
  Received first volume production order valued at more than US$3 million for optical engines through the Company’s joint-venture company, Super Photonics Xiamen (SPX); the purchase order was placed by Beijing FeiYunYi Technology Ltd.

Management Comments

“We’ve made significant progress on our commercialization roadmap with the recent purchase orders from world-class customers as well as our introduction of important new products,” stated Chairman & CEO, Dr. Suresh Venkatesan. “Our work with leading companies like Celestial AI and Beijing FeiYunYi Technology further validate the commercial viability of our optical engines and other optical interposer-based products. POET’s Infinity optical chiplet solution received wide praise when demonstrated as part of a highly integrated 800G transceiver module at the OFC Conference in March. Additionally, we announced our POET Starlight products, which are packaged light engines based on our LightBar platform and an ideal solution for AI applications. The creation of this product, while significant, was a seamless modification of the POET Optical Interposer, underscoring the flexibility of our core technology and its relevance across a wide spectrum of data communications applications.”

Non-IFRS Financial Summary
The Company reported non-recurring engineering revenue (“NRE”) of $181,000 in the first quarter of 2023 compared to nil for the same period in 2022 and $200,000 in the fourth quarter of 2022. In the first quarter, the Company provided under NRE contract services to multiple customers, one of which continued to contract services from last year. The revenue relates to unique projects that are being addressed utilizing the capabilities of the POET Optical Interposer.

The Company reported a net loss of $5.3 million, or ($0.14) per share, in the first quarter of 2023 compared with a net loss $5.4 million, or ($0.15) per share, for the same period in 2022 and a net loss of $6.3 million, or ($0.17) per share, in the fourth quarter of 2022. The net loss in the first quarter of 2023 included research and development costs of $2.3 million compared to $2.2 million for the same period in 2022 and $2.7 million in the fourth quarter of 2022. Fluctuations in R&D for a Company of this size and this stage of growth is expected on a period-over-period basis as the Company transitions from technology development to product development.

Non-cash expenses in the first quarter of 2023 included stock-based compensation of $1.2 million and depreciation and amortization of $0.4 million. Non-cash stock-based compensation and depreciation and amortization in the same period of 2022 were $1.0 million and $0.3 million, respectively. Fourth quarter 2023 stock-based compensation and depreciation and amortization were $1.6 million and $0.3 million, respectively. The Company had non-cash finance costs of $10,000 in the first quarter of 2023 compared to non-cash finance costs of $14,000 in the first quarter of 2022 and non-cash costs of $12,000 in the fourth quarter of 2022.

The Company recognized other income, including interest of $78,000 in the first quarter of 2023, compared to $22,000 in the same period in 2022 and $69,000 in the fourth quarter of 2022.

Non-cash impact of joint venture in the first quarter of 2023 was a nil, compared to a net loss of $0.4 million in the same period of 2022 and a net loss of $0.4 million in the fourth quarter of 2022. The Company’s share of loss is approximately 80.7% of the loss of Super Photonics in the first quarter of 2023, 88.5% in the first quarter of 2022 and 80.7% in the fourth quarter of 2022. The Company's current share of the operating loss is a result of the high value of the Company's initial contribution. Although the Company’s equity ownership of the joint venture approximated 80.7% at March 31, 2023, the Company did not recognize a share of loss in the joint venture in the first quarter of 2023 because the value of its investment is carried at nil on the consolidated statements of financial position precluding further loss recognition under the relevant accounting standards.

Cash flow from operating activities in the first quarter of 2023 was ($4.4) million, compared to ($3.6) million in the first quarter of 2022 and ($2.7) million in the fourth quarter of 2022.

From January 1, 2023 to date, the Company received $7.4 million from the exercise of warrants by insiders and warrant holders.

Non-IFRS Financial Performance Measures
Certain financial information presented in this press release is not prescribed by IFRS. These non-IFRS financial performance measures are included because management has used the information to analyze the business performance and financial position of POET. These non-IFRS financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

POET TECHNOLOGIES INC.
PROFORMA – NON-IFRS AND IFRS PRESENTATION OF OPERATIONS
(All figures are in U.S. Dollars)

For the Quarter ended:	31-Mar-23	31-Dec-22	30-Sep-22	30-Jun-22	31-Mar-22
Sales	180,836	199,559	232,928	120,261	-
Research and development	(2,316,475)	(2,745,886)	(1,884,767)	(1,829,369)	(2,232,534)
Depreciation and amortization	(445,044)	(341,017)	(336,446)	(313,677)	(302,018)
Professional fees	(313,404)	(430,668)	(203,778)	(291,185)	(248,112)
Wages and benefits	(677,924)	(665,682)	(646,349)	(728,313)	(608,518)
Impact of join venture	-	(405,471)	116,747	(745,961)	(430,321)
Stock-based compensation	(1,202,018)	(1,588,706)	(880,796)	(969,661)	(997,441)
General expenses and rent	(566,768)	(359,062)	(484,559)	(552,410)	(622,060)
Interest expense	(10,531)	(11,610)	(11,707)	(12,627)	(13,794)
Other income, including interest	78,041	68,592	57,429	40,300	21,999
Net loss	(5,273,295)	(6,279,951)	(4,041,298)	(5,282,642)	(5,432,799)

Net loss per share	(0.14)	(0.17)	(0.11)	(0.14)	(0.15)

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact:	Company Contact:
Shelton Group	Thomas R. Mika, EVP & CFO
Brett L. Perry	tm@poet-technologies.com
sheltonir@sheltongroup.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations for approval of proposals at the Company’s annual meeting of shareholders.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of 800G modules based on 400G optical engine developments, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s fourth-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, missing the window for 800G modules based on 400G optical engines, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, lack of performance of its joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by fourth-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, the ability to raise additional capital and the agreement by shareholders to approve proposals put forth by the Company at shareholders’ meetings. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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